09055007

S AMISSION

Washington, D.C. 20549

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RECD S.E.C.
JAN 13 2009
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50470

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partners (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Floor, 1095 West Pender Street
(No. and Street)

Vancouver (City) BC (State) Canada V6E 2M6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mitchell, Chief Financial Officer 604-622-5294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street (Address) Vancouver (City) BC (State) Canada V7Y 1C7 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 21 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salman Partners (U.S.A.) Inc., as of October 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOEL Z. GOLDEN
Barrister & Solicitor
1200 Waterfront Centre, 200 Burrard Street
P.O. Box 48600, Vancouver, Canada V7X 1T2
604-640-4141

Statement of Financial Condition
[Expressed in U.S. Dollars]

Salman Partners (U.S.A.) Inc.

October 31, 2008

Ernst & Young
Quality In Everything We Do

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Salman Partners (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Salman Partners (U.S.A.) Inc.** as of October 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We are not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, this financial statement referred to above presents fairly, in all material respects, the financial position of **Salman Partners (U.S.A.) Inc.** at October 31, 2008 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Vancouver, Canada,
November 28, 2008.

Chartered Accountants

Salman Partners (U.S.A.) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

As at October 31

	2008
	$
ASSETS	
Current	
Cash	3,258,975
Due from clients	43,657
Due from broker dealer *[note 6[b]]*	22,613,668
Income taxes recoverable	88,039
Other receivables	45,520
Marketable securities	324,600
	26,374,459
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable and accrued liabilities *[note 6[a]]*	232,956
Due to clients	22,243,671
Due to broker dealer *[note 6[c]]*	43,563
Total current liabilities	22,520,190
Deferred tax liability	18,957
Liabilities subordinated to claims of general creditors *[note 4]*	1,500,000
Total liabilities	24,039,147
Stockholder's equity	
Common stock *[note 5]*	150,000
Retained earnings	2,185,312
Total stockholder's equity	2,335,312
	26,374,459

See accompanying notes

On behalf of the Board:

Director

Director

Salman Partners (U.S.A.) Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2008

1. NATURE OF OPERATIONS

Salman Partners (U.S.A.) Inc. [the "Company"] is a broker dealer registered under the Securities Exchange Act of 1934 and was incorporated under the Canadian Business Corporations Act on March 19, 1996.

The Company is a registrant with the Financial Industry Regulatory Authority ["FINRA"].

The Company is a wholly-owned subsidiary of Salman Partners Inc., a Canadian-owned investment dealer. Salman Partners Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Marketable securities

Marketable securities are recorded at fair value at the balance sheet date. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances. Unrealized gains and losses are included in income.

Securities transactions and related revenues, expenses and balance sheet accounts are recorded on a trade date basis.

Securities transactions

Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses reported during the reporting period. Actual results could differ from those estimates.

[Expressed in U.S. Dollars]

Foreign exchange translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated throughout the year at the exchange rate prevailing at the transaction date. Gains and losses from currency translations are included in the determination of net loss for the year.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company has adopted Statement of Financial Accounting Standards ["SFAS"] No. 109, *"Accounting for Income Taxes"*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Recent accounting pronouncements

On July 13, 2006, the Financial Accounting Standards Board ["FASB"] released FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ["FIN 48"]. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of FIN 48 for eligible non-public enterprises is required for fiscal years beginning after December 15, 2008. The adoption is not expected to have a material impact on the Company's earnings or financial condition.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ["SFAS 157"], which is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption is not expected to have a material impact on the Company's earnings or financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2008

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ["SFAS 159"], which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. The Company does not intend to elect to adopt the provisions of this statement.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, amounts due from/to broker dealer and clients, other receivables, accounts payable and accrued liabilities and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for liabilities subordinated to claims of general creditors, which has a fair value of $1,389,468.

Currency risk

The Company holds certain of its assets and incurs certain of its liabilities in Canadian dollars. Foreign exchange risk therefore arises from the possibility that changes in the price of foreign currencies will result in losses. The foreign exchange loss from holding net Canadian dollar assets during the year was $441,484. The Company's parent, Salman Partners Inc., hedges its exposure to U.S. dollar foreign exchange risk but does not hedge its exposure to Canadian dollar foreign exchange risk.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis and monitors credit exposures.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2008

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Debt under subordination agreements consists of the following:

	2008 $
Note payable to parent with interest calculated at 1.0% per annum, maturing on September 30, 2011	200,000
Note payable to parent with interest calculated at 1.0% per annum, maturing on September 30, 2011	300,000
Note payable to parent with interest calculated at 1.0% per annum, maturing on April 30, 2011	1,000,000
	1,500,000

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Salman Partners Inc. The loans are covered by agreements approved by FINRA, and are available to the Company in computing net capital under the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ["Rule 15c3-1"]. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2008

5. COMMON STOCK

	2008 $
Authorized	
Unlimited number of common shares without par value	
Issued and fully paid	
150,000 common shares	150,000

6. RELATED PARTY TRANSACTIONS

During 2008, the Company entered into the following transactions and maintained the following balances with related parties:

[a] At October 31, 2008, accounts payable and accrued liabilities of $232,616 were payable to the Company's parent, Salman Partners Inc.

[b] At October 31, 2008, amounts due from broker dealer of $22,613,668 were receivable from the Company's parent, Salman Partners Inc.

[c] At October 31, 2008, amounts due to broker dealer of $43,563 were payable to the Company's parent, Salman Partners Inc.

7. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to Rule 15c3-1. The Company follows the primary [aggregate indebtedness] method under Rule 15c3-1 and is subject to the k(2)(i) of SEC Rule 15c3-3 exemption which requires it to maintain a minimum net capital of the greater of $100,000 and one-fifteenth of its aggregate indebtedness. The Company had net capital at October 31, 2008 of $3,478,193 representing an excess of $1,976,847 over the minimum capital required.

END